UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jack Benaroya
   c/o Benaroya Capital Company, L.L.C.
   1001 4th Avenue, Suite 4700
   Seattle, WA  98154

2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, Inc. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
Common Stock               |5/7/  |C   | |492961            |A  |(1)        |492961             |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |               |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |               |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|   A   |   D   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series C Preferred    |(1)     |5/7/ | C  | |       |471866 |Immed|     |Common Stock|492961 |       |0           |D  |            |
Stock                 |        |2001 |    | |       |(1)    |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant (right to     |$6.00   |5/7/ |C   | |       |173372 |Immed|10/22|Series C    |175352 |       |0           |D  |            |
purchase)             |        |2001 |    | |       |(2)    |     |2003 |Preferred   |       |       |            |   |            |
                      |        |     |    | |               |     |     |Stock       |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant (right to     |$5.74   |5/7/ |C   | |183191 |       |Immed|10/22|Common Stock|183191 |       |183191      |D  |            |
purchase)             |        |2001 |    | |(2)    |       |     |2003 |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) Reflects automatic conversion of Series C Preferred Stock into common stock at a conversion ratio of .9572 shares of Series C Preferred Stock for 1 share of common stock upon the closing of BRIAZZ, Inc.'s initial public offering.

(2) Reflects automatic conversion of warrants to purchase Series C Preferred Stock at $6.00 per share into warrants to purchase common stock at $5.74 per share effective upon the closing of BRIAZZ, Inc.'s initial public offering.

                          /s/ Victor D. Alhadeff                      06/04/2001
                          ---------------------------                 ---------
                          Signature of Reporting Person               Date

                                POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints each of Victor D. Alhadeff, C. William Vivian, and Tracy L. Warner, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of BRIAZZ, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act an thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 24 day of April, 2001.




                                    /s/ Jack A. Benaroya
                                    --------------------------------------------
                                    Signature


                                   Jack Benaroya
                                   ---------------------------------------------
                                   Print Name